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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
SEC File Number	001-12818
CUSIP Number	868666207
NOTIFICATION OF LATE FILING

(Check One):  Form 10-KSB   Form 20-F   Form 11-K  X Form 10-QSB
  Form N-SAR   Form N-CSR

For Period Ended:  September 30, 2003

  Transition Report on Form 10-K
  Transition Report on Form 20-F
  Transition Report on Form 11-K
  Transition Report on Form 10-Q
  Transition Report on Form N-SAR


 	For the Transition Period Ended: ___________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________

PART I -- REGISTRANT INFORMATION
Surety Capital Corporation
Full Name of Registrant

Former Name if Applicable
1501 Summit Avenue
Address of Principal Executive Office (Street and Number)
Fort Worth, Texas  76102
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F,11-K or Form N-SAR, Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.
The Registrant cannot without unreasonable effort and expense complete the Management's Discussion and Analysis of Financial Condition and Results of Operations and other portions of the Form 10-QSB before the due date of the report.

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

Richard N. Abrams
(Name)

(817)
(Area Code)
335-5955
(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
filed? If answer is no, identify report(s).			Yes	X No

(a)	Form 10-KSB for the fiscal year ended December 31, 2002

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?				                     Yes 	X No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Surety Capital Corporation
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 17, 2003	 		By:  	/s/Richard N. Abrams

	                                                Richard N. Abrams
	                                                Chairman of the Board